Exhibit 99.1

EXECUTION VERSION

REDEMPTION AGREEMENT

BETWEEN

BROOKFIELD PROPERTY PARTNERS L.P.

-AND-

BROOKFIELD CANADA OFFICE PROPERTIES

April 20, 2017

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Certain Rules of Interpretation	6
1.3	Schedules	7

Article 2 THE TRANSACTION		7

2.1	Transaction	7
2.2	Closing Date of the Transaction	8
2.3	Circular and Schedule 13E-3	8
2.4	Payment of Redemption Amount	9
2.5	Lists of the Trust Unitholders	10
2.6	Fiduciary Duties	10

Article 3 REPRESENTATIONS AND WARRANTIES		10

3.	Representations and Warranties of the Trust	10
3.2	Representations and Warranties of BPY	13
3.3	Survival of Representation and Warranties	14
3.4	Knowledge of Breach	14

Article 4 COVENANTS OF THE PARTIES		14

4.1	Covenants of BPY Regarding the Transaction	14
4.2	Covenants of the Trust Regarding the Transaction	15
4.3	Covenants of the Trust Regarding the Conduct of Business	16
4.4	Trustees	19
4.5	Insurance	19
4.6	Public Notices	21

Article 5 CONDITIONS		21

5.1	Mutual Conditions of BPY and the Trust	21
5.2	Additional Conditions Precedent to the Obligations of BPY	22
5.3	Additional Conditions Precedent to the Obligations of the Trust	23
5.4	Merger of Conditions	23

Article 6 TERMINATION		23

6.1	Term	23
6.2	Termination	24
6.3	Notice and Cure Provisions	25
6.4	Effect of Termination	26

Article 7 GENERAL		26

7.1	Amendment	26
7.2	Notices	26
7.3	Time of the Essence	28
7.4	No Third Party Beneficiaries	28
7.5	Expenses	28
7.6	Limited Liability of Limited Partners	28
7.7	Limited Liability of Trustees	28
7.8	Injunctive Relief	29
7.9	Severability	29
7.10	Entire Agreement	29
7.11	Governing Law	29
7.12	Waiver	30
7.13	Enurement and Assignment	30
7.14	Counterparts and Telecopies	30

REDEMPTION AGREEMENT

THIS AGREEMENT made as of the 20th day of April, 2017.

BETWEEN:

BROOKFIELD PROPERTY PARTNERS L.P.,
a limited partnership existing under the laws of Bermuda,
(hereinafter referred to as “BPY”)

— and —

BROOKFIELD CANADA OFFICE PROPERTIES,
a trust existing under the laws of Ontario,
(hereinafter referred to as the “Trust”)

WHEREAS the BPY wishes to have the Trust become an indirect wholly-owned subsidiary of BPY through the redemption by the Trust of all of the issued and outstanding units (other than special voting units) of the Trust not already owned by BPY and its subsidiaries;

AND WHEREAS the Unconflicted Board of Trustees (as hereinafter defined) has unanimously determined, after consultation with its financial and legal advisors, that the Transaction (as hereinafter defined) is fair to the Public Unitholders (as hereinafter defined) and that the transactions contemplated in the Transaction are in the best interests of the Trust; and the Unconflicted Board of Trustees unanimously has resolved to recommend approval of the Transaction to the unitholders of the Trust, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby covenant and agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“affiliate” has the meaning given thereto in National Instrument 45-106 —Prospectus and Registration Exemptions;

“Agreement”, “hereof”, “herein”, “hereto” and like references mean and refer to this agreement, as same may be amended, supplemented or restated in accordance with its terms;

“Board of Trustees” means the board of trustees of the Trust;

“BPY” has the meaning ascribed thereto in the Recitals;

“Business Day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario and New York, New York;

“Circular” means the notice of Unitholders’ Meeting and accompanying management information circular of the Trust to be mailed to the Trust Unitholders in connection with the Unitholders’ Meeting;

“Class B LP Unit” means a unit of interest in Brookfield Office Properties Canada LP designated as a Class B LP Unit and having the rights and attributes described in the limited partnership agreement of Brookfield Office Properties Canada LP with respect thereto, including the right of a holder thereof to exchange such unit for a Trust Unit;

“Closing Date” means the date upon which the completion of the Transaction occurs, being a date (unless otherwise agreed to by the Trust and BPY) not later than the second Business Day after the satisfaction or waiver of the conditions set out in Article 5 (excluding those conditions which by their terms are to be satisfied on the Closing Date but subject to the waiver of any such condition);

“Closing Time” means 10:00 a.m. (Toronto time) on the Closing Date, or such other time as may be agreed to in writing by the Trust and BPY prior to the Closing Date;

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or a person designated or authorized pursuant to the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means the earliest of (a) the issuance by the Commissioner of an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; or (b) either: (i) the expiry or termination of the applicable waiting period under section 123 of the Competition Act; or (ii) waiver of the obligation to submit a notification under Part IX of the Competition Act pursuant to paragraph 113(c) of the Competition Act; and, in the case of either (i) or (ii), the Commissioner has notified BPY and the Trust that he does not, at the time of such notification, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Core Representations” means the representations and warranties of the Trust contained in Sections 3.1(a), 3.1(b), 3.1(c), and 3.1(d);

“Credit Facilities” means the credit facilities made available to subsidiaries of the Trust, as borrowers, and certain lenders, as lenders;

“Declaration of Trust” means the amended and restated declaration of trust dated as of February 24, 2012;

“Depositary” means CST Trust Company;

“DTU” means a deferred trust unit granted under the DTU Plan;

“DTU Plan” means the Brookfield Office Properties Canada Deferred Trust Unit Plan for Non-Executive Trustees;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Fairness Opinion” means the written opinion of the Financial Advisor dated April 20, 2017, addressed to the Special Committee to the effect that the Redemption Price to be received pursuant to the Transaction is fair, from a financial point of view, to the Public Unitholders;

“Financial Advisor” means Greenhill & Co.;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board;

“Knowledge of BPY” means the actual knowledge (after reasonable inquiry) of G. Mark Brown and Brian W. Kingston;

“Knowledge of Trust” means the actual knowledge (after reasonable inquiry) of Michelle Campbell;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Legal Action” means any material claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations;

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

“Material Adverse Effect” means any fact, circumstance, change, effect, event or occurrence that, individually or in the aggregate with all other facts, circumstances, changes, effects, events or occurrences:

(a)	would or would reasonably be expected to be material and adverse to the business, affairs, results of operations, assets, properties, capital, capitalization, condition (financial or otherwise), rights, liabilities, obligations (whether absolute, accrued, conditional or otherwise) of the Trust and its subsidiaries, taken as a whole; or

(b)	would or would reasonably be expected to materially impair or delay the consummation of the Transaction by the Trust beyond the Outside Date or materially impair or delay the ability of the Trust to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Transaction shall be disregarded for the purpose of this clause (b), other than, in the case of either clause (a) or (b) above, any fact, circumstance, change, effect, event or occurrence resulting from (i) the execution or announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (ii) changes or developments in financial, economic or political conditions or securities, credit, financial, banking or currency markets in general, (iii) changes affecting the industry or markets in which the Trust or its subsidiaries operate, (iv) any natural disaster or any climatic or other natural events or condition, (v) any change in applicable Law, regulations or IFRS, (vi) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism, or (vii) any action taken by the Trust that is permitted under this Agreement or that was undertaken with the consent or approval of BPY or that was taken by BPY, as manager; provided however that such fact, circumstance, change, effect, event or occurrence referred to in clauses (ii), (iii), (iv), (v) or (vi) do not primarily relate to (or have the effect of primarily relating to) the Trust and its subsidiaries, taken as a whole, or disproportionately adversely affect the Trust and its subsidiaries, taken as a whole, compared to other persons operating in the same industry as the Trust and its subsidiaries, provided that (x) a failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings or other financial metrics of the Trust, whether made by or attributed to the Trust or any financial analyst or other person, or (y) any decrease in the market price or any decline in the trading volume of the Trust Units on either the TSX or NYSE shall not, in and of itself, constitute a Material Adverse Effect; provided, however, that any fact, circumstance, change, effect, event or occurrence underlying any such decrease in market price or decline in trading volume that is not excluded pursuant to clause (i) through (vi) may be considered in determining whether there has been a Material Adverse Effect;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto under any applicable Securities Laws;

“Non-Core Representations” means all of the representations and warranties of the Trust set forth in this Agreement other than the Core Representations;

“NYSE” means the New York Stock Exchange;

“Ordinary Course of Business” means the ordinary course of business of the Trust and its subsidiaries (as the case may be), consistent with past practice;

“Outside Date” means July 31, 2017 or such later date as may be agreed to in writing by the parties;

“Public Unitholders” means the holders of Trust Units other than BPY and its subsidiaries and any other person who holds Trust Units in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Transaction;

“Redemption Amount” means the result obtained by multiplying the Redemption Price by the number of issued and outstanding Trust Units on the Closing Date, excluding the Trust Units owned by BPY and its subsidiaries;

“Redemption Price” means $32.50 in cash per Trust Unit;

“Representatives” of a person means the directors, officers, employees, advisors or other representatives of such person (including lawyers, accountants and financial and other professional advisors);

“Required Vote” has the meaning ascribed thereto in Section 2.1(a);

“Schedule 13E-3” means the Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act to be filed in connection with the Transaction, as it may be amended or supplemented from time to time;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

“Securities Laws” means the Securities Act, the Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of independent trustees of the Trust constituted to consider the transactions contemplated by this Agreement;

“Special Voting Units” means the special voting units in the capital of the Trust;

“subsidiary” has the meaning given in National Instrument 45-106 — Prospectus and Registration Exemptions;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Transaction” means the redemption by the Trust of all Trust Units held by the Public Unitholders on the terms and conditions set forth in this Agreement, and any amendment or variation thereto in accordance with the terms of this Agreement;

“Transaction Resolution” means a special resolution of the Trust in substantially the form of Schedule A hereto;

“Trust” has the meaning ascribed thereto in the Recitals;

“Trust Unitholders” means holders of Trust Units and Special Voting Units;

“Trust Units” means the units (other than Special Voting Units) in the capital of the Trust;

“TSX” means the Toronto Stock Exchange;

“Unconflicted Board of Trustees” means the board of trustees of the Trust, excluding G. Mark Brown, Thomas F. Farley and T. Jan Sucharda as trustees who have interests that present actual or potential conflicts of interest in connection with the Transaction;

“Unitholders’ Meeting” means the special meeting of the Trust Unitholders, including any adjournment or postponement thereof, to be called to consider, among other things, the Transaction Resolution; and

“Valuation” means the formal valuation of the Trust Units dated April 20, 2017 that was prepared by the Financial Advisor in accordance with MI 61-101.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Agreement.

(d)	Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

(f)	Currency. All references to “$” mean Canadian dollars.

(g)	Number and Gender. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

1.3	Schedules

Schedule A, annexed to this Agreement, is incorporated by reference into and forms part of this Agreement.

Article 2

THE TRANSACTION

2.1	Transaction

(a)	As soon as reasonably practicable following the execution of this Agreement, the Trust shall convene and hold the Unitholders’ Meeting for the purpose of considering the Transaction Resolution. The Unitholders’ Meeting shall be called, held and conducted in accordance with the provisions of the Declaration of Trust and the Circular. The requisite approvals for the Transaction Resolution shall be:

(i)	at least two-thirds of the votes cast by Trust Unitholders present in person or represented by proxy at the Unitholders’ Meeting; and

(ii)	a simple majority of the votes cast by Public Unitholders present in person or represented by proxy at the Unitholders’ Meeting (together with clause (i), the “Required Vote”)

(b)	If the foregoing approvals are obtained and the other conditions herein contained in favour of each party are satisfied or waived, the Trust shall promptly thereafter take all steps necessary or desirable to complete the Transaction.

2.2	Closing Date of the Transaction

The closing of the Transaction will take place at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario M5K 1N2 at the Closing Time or such other place as agreed upon by the parties.

2.3	Circular and Schedule 13E-3

(a)	The Trust will, in a timely and expeditious manner, prepare and file, in consultation with BPY and its advisors, (i) the Circular in all Canadian jurisdictions where the same is required and mail the Circular to the Trust Unitholders, and (ii) the Schedule 13E-3 with the SEC, in each case as required under applicable Laws.

(b)	The Trust shall ensure that the Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Circular will not contain any Misrepresentation (other than in each case with respect to any information relating to, or provided by, BPY). The Trust shall ensure that the Schedule 13E-3, at the time of filing thereof and at the time of each amendment or supplement thereto, complies as to form in all material respects with the Exchange Act. At the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC, the Schedule 13E-3, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than in each case with respect to any information relating to, or provided by, BPY).

(c)	The Circular will include the unanimous recommendation of the Unconflicted Board of Trustees that Trust Unitholders vote in favour of the Transaction Resolution.

(d)	BPY will timely furnish to the Trust all such information as may be required by applicable Laws or as may be reasonably required by the Trust in the preparation of the Circular and the Schedule 13E-3 for inclusion in the Circular and the Schedule 13E-3 and in any amendments or supplements to such documents or other documents related thereto. BPY shall ensure that no such information will contain any Misrepresentation and that such information will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. BPY shall indemnify and save harmless the Trust, its subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Trust, any subsidiary of the Trust or any of their respective Representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequence of (i) any Misrepresentation or alleged Misrepresentation or any untrue or alleged statement of a material fact or omission or alleged omission to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case in respect of any information that is provided by BPY or its Representatives for the purpose of inclusion in the Circular or Schedule 13E-3 and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation or any untrue or alleged statement of a material fact or omission or alleged omission to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case in respect of any information provided by BPY or its Representatives for the purpose of inclusion in the Circular or Schedule 13E-3. The Trust hereby confirms that it is acting as agent on behalf of the individuals specified in this Section 2.3(d).

(e)	BPY and its advisors shall be given a reasonable opportunity to review and comment on the Circular and Schedule 13E-3 prior to the Circular and Schedule 13E-3 being printed and mailed to the Trust Unitholders and the Circular and Schedule 13E-3 being filed, and reasonable consideration shall be given to any comments made by BPY and its advisors, provided that all information relating solely to BPY included in the Circular and Schedule 13E-3 shall be in form and substance satisfactory to BPY, acting reasonably. The Trust shall provide BPY with a final copy of the Circular prior to the mailing to the Trust Unitholders.

2.4	Payment of Redemption Amount

(a)	The Trust shall, on or immediately prior to the Closing Date, deliver or cause to be delivered sufficient cash to the Depositary to pay in full the aggregate Redemption Amount that the Public Unitholders are entitled to receive pursuant to the Transaction, except for any portion of the funding to be provided by BPY pursuant to Section 4.1(f).

(b)	Notwithstanding anything in this Agreement, the Trust or the Depositary, as the case may be, shall be entitled to deduct or withhold from any amount payable to any Trust Unitholder as a consequence of the Transaction, such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Trust Unitholder in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

2.5	Lists of the Trust Unitholders

At the reasonable request of BPY from time to time, and in compliance with applicable Laws, the Trust shall, or shall direct its registrar and transfer agent to, provide BPY with a list of the registered Trust Unitholders, together with their addresses and respective holdings of Trust Units, and a list of non-objecting beneficial owners of Trust Units, together with their addresses and respective holdings of Trust Units. The Trust shall from time to time require that its registrar and transfer agent furnish BPY with such additional information, including updated or additional lists of the Trust Unitholders and lists of holdings and other assistance as BPY may reasonably request.

2.6	Fiduciary Duties

Nothing contained herein shall be construed to require the Board of Trustees to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under applicable Laws as advised by its counsel. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, the Board of Trustees may delay the holding of the Unitholders’ Meeting in order to communicate to Trust Unitholders any decision to change the recommendation of the Unconflicted Board of Trustees or to seek an amendment to the Transaction or the terms of this Agreement, consistent, in each case, with the proper discharge of its fiduciary duties pursuant to the Declaration of Trust, provided that the Trust shall have notified BPY regarding its intention to do any of the foregoing prior to taking any steps in connection therewith.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Trust

The Trust represents and warrants to BPY as follows and acknowledges that BPY is relying on such representations and warranties in connection with the Transaction:

(a)	the Special Committee has received the Valuation and Fairness Opinion from the Financial Advisor and, as of the date hereof:

(i)	the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Transaction is in the best interests of the Trust and is fair to the Public Unitholders and has unanimously recommended that the Unconflicted Board of Trustees approve the Transaction and recommend to the Trust Unitholders that they vote their Trust Units in favour of the Transaction; and

(ii)	the Unconflicted Board of Trustees, having received the recommendation of the Special Committee and after consultation with its legal advisors has determined unanimously that the Transaction is in the best interests of the Trust and is fair to the Public Unitholders, has unanimously approved the Transaction and the execution and performance of this Agreement and resolved unanimously to recommend to the Trust Unitholders that they vote their Trust Units in favour of the Transaction;

(b)	the Trust is validly existing as a trust under the provincial laws of Ontario, has the power to enter into this Agreement and to perform its obligations hereunder and is duly qualified to do business in each jurisdiction in which the nature of its business makes such qualification necessary, except where such failure to qualify would not have or would not reasonably be expected to have a Material Adverse Effect;

(c)	the authorized and issued capital of the Trust consists of (i) an unlimited number of Trust Units and (ii) an unlimited number of Special Voting Units. As of the close of business on April 19, 2017, 26,433,449 Trust Units and 67,088,022 Special Voting Units have been validly issued and are outstanding as fully paid and non-assessable units and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Trust or arising under any applicable Law. As of the close of business on April 19, 2017, an aggregate of 67,088,022 Trust Units were issuable upon the exchange or conversion of the Class B LP Units and such Trust Units, upon issuance, will be validly issued and outstanding as fully paid and non-assessable units, and will not have been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Trust or arising under any applicable Law. As of the date hereof, except for DTUs and Class B LP Units, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of the Trust, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust. All securities of the Trust (including the DTUs) have been issued in compliance with all applicable Securities Laws. Other than the Trust Units and the Special Voting Units, there are no securities of the Trust or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Trust Unitholders on any matter. Other than as contemplated by this Agreement, there are no outstanding contracts of the Trust to repurchase, redeem or otherwise acquire any of its securities;

(d)	this Agreement has been duly authorized, executed and delivered by the Trust and is a legal, valid and binding obligation of the Trust, enforceable against the Trust by BPY in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity;

(e)	except as disclosed to BPY, the execution and delivery of this Agreement by the Trust and the consummation of the Transaction will not:

(i)	result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Trust under:

(A)	any provision of the Declaration of Trust or resolutions of the Board of Trustees (or any committee thereof) or the Trust Unitholders;

(B)	any provision of the limited partnership agreement of Brookfield Office Properties Canada LP;

(C)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Trust;

(D)	any licence, permit, approval, consent or authorization held by the Trust that is necessary to the operation of the business carried on by the Trust and its subsidiaries, where such breach, default, conflict or acceleration would have a Material Adverse Effect;

(E)	any applicable Law, statute, ordinance, regulation or rule, where such breach, default, conflict or acceleration would have a Material Adverse Effect; or

(F)	any other contract or agreement that is material to the Trust and its subsidiaries, where such breach, default, conflict or acceleration would have a Material Adverse Effect; or

(ii)	give rise to any right of termination or acceleration of indebtedness of the Trust and its subsidiaries, or cause any third party indebtedness of the Trust and its subsidiaries to come due before its stated maturity;

(f)	the Trust is a “reporting issuer” in Canada and is not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws. The Trust Units are registered under the Exchange Act. The Trust is in compliance with all applicable Securities Laws in all material respects, and no delisting of, suspension of trading in or cease trading order with respect to any securities of the Trust and, to the Knowledge of the Trust, no inquiry or investigation (formal or informal) of any Securities Authorities, is in effect or ongoing or, to the Knowledge of the Trust, threatened;

(g)	except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Trust or any of its subsidiaries in connection with this Agreement or the Transaction;

(h)	to the Knowledge of the Trust, no prior valuations (within the meaning of MI 61-101) of the Trust have been made in the 24 months prior to the date hereof; and

(i)	as of the close of business on April 19, 2017, an aggregate of approximately $264 million was available to be drawn under the Credit Facilities.

3.2	Representations and Warranties of BPY

BPY represents and warrants to the Trust as follows and acknowledges that the Trust is relying on such representations and warranties in connection with the Transaction:

(a)	BPY is validly existing under the laws of its jurisdiction of formation, has the power to enter into this Agreement and to perform its obligations hereunder and is duly qualified as to do business in each jurisdiction in which the nature of its business makes such qualification necessary;

(b)	this Agreement has been duly authorized, executed and delivered by BPY and is a legal, valid and binding obligation of BPY, enforceable against BPY by the Trust in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity;

(c)	the execution and delivery of this Agreement by BPY and the consummation of the Transaction will not:

(i)	result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of, any obligation of BPY under:

(A)	any provision of the constating documents or resolutions of the board of directors or similar governing board (or any committee thereof) or securityholders of BPY;

(B)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over BPY;

(C)	any licence, permit, approval, consent or authorization held by BPY that is necessary to the operation of the respective businesses carried on by BPY and its subsidiaries;

(D)	any applicable Law, statute, ordinance, regulation or rule the breach of which would have a material adverse effect on the business carried on by BPY and its subsidiaries; or

(E)	any other contract or agreement that is material to BPY and its subsidiaries; or

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity;

(d)	if requested by the Trust in accordance with Section 4.1(f), BPY will have at the Closing Time sufficient cash available to enable it to satisfy the aggregate Redemption Amount payable in accordance with the terms of this Agreement;

(e)	as of the date hereof, BPY has beneficial ownership of, and control or direction over, 10,564,117 Trust Units and 67,088,022 Special Voting Units; and

(f)	Morgan Stanley Investment Management has confirmed to BPY that it intends to vote the Trust Units that it beneficially owns or that may become beneficially owned by it in favour of the Transaction Resolution in accordance with the lock-up agreement entered into by it and BPY dated January 22, 2017.

3.3	Survival of Representation and Warranties

The representations and warranties of the parties contained in this Agreement shall not survive the completion of the Transaction and shall expire and be terminated and extinguished on the earlier of the Closing Date and the termination of this Agreement in accordance with its terms.

3.4	Knowledge of Breach

No breach, inaccuracy or incorrectness of a representation or warranty of the Trust shall be (i) taken into account in determining whether the Trust has satisfied the condition in Section 5.2(b) or (ii) relied upon by BPY to terminate this Agreement pursuant to Section 6.2(c)(ii)(A) if, in either case, to the Knowledge of BPY, as of the date hereof, there exists such breach, inaccuracy or incorrectness.

Article 4

COVENANTS OF THE PARTIES

4.1	Covenants of BPY Regarding the Transaction

BPY covenants and agrees that:

(a)	it will do all such acts and things as are necessary or desirable, and will reasonably cooperate with the Trust, in order to give effect to the Transaction and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Transaction, including by providing to the Trust, on a timely basis, any information reasonably required to be supplied by BPY in connection therewith;

(b)	it will satisfy or, to the extent not within its control, use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement (including, for greater certainty, the Competition Act Clearance) and comply promptly with all requirements imposed by Law on it with respect to this Agreement;

(c)	it will use all commercially reasonable efforts, upon reasonable consultation with the Trust, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction or this Agreement;

(d)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction;

(e)	it will vote or cause to be voted all of the Trust Units and Special Voting Units it holds, or has control or direction over, in favour of the Transaction Resolution, either in person or by proxy, at the Unitholders’ Meeting; and

(f)	if requested by the Trust within five Business Days following the Unitholders’ Meeting, it will, or will cause its affiliates to, fund the Trust on or immediately prior to the Closing Date such portion of the aggregate Redemption Amount required by the Trust to consummate the Transaction pursuant to a loan to be extended to the Trust.

4.2	Covenants of the Trust Regarding the Transaction

The Trust covenants and agrees that:

(a)	it will do all such acts and things as are necessary or desirable, and will reasonably cooperate with BPY, in order to give effect to the Transaction and, without limiting the foregoing, it will apply for and use its reasonable efforts to obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Transaction;

(b)	it will satisfy or, to the extent not within its control, use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement (including, for greater certainty, the Competition Act Clearance) and comply promptly with all requirements imposed by Law on it with respect to this Agreement;

(c)	it will use all commercially reasonable efforts, upon reasonable consultation with BPY, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its trustees or officers challenging the Transaction or this Agreement;

(d)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction;

(e)	it will, in a timely and expeditious manner, convene the Unitholders’ Meeting on a date agreed to by the parties to this Agreement, and conduct the Unitholders’ Meeting;

(f)	it will do all such acts and things as are reasonably necessary or desirable to cause its subsidiaries to borrow all available funds under the Credit Facilities and to advance such funds to the Trust in order to fund, to the greatest extent possible, the aggregate Redemption Amount payable in accordance with the terms of this Agreement;

(g)	the Board of Trustees shall terminate the DTU Plan effective immediately prior to the Closing Time and take all action permitted under the DTU Plan necessary to settle all outstanding DTUs in cash on the Closing Date; and

(h)	following the closing of the Transaction, it will not distribute, allocate or otherwise designate or pay or make payable, any of the income or capital gains of the Trust to a Trust Unitholder in connection with the redemption of such Trust Unitholder’s Trust Units.

4.3	Covenants of the Trust Regarding the Conduct of Business

The Trust covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, unless BPY shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), or except as is otherwise expressly permitted or contemplated by this Agreement or as is otherwise required by applicable Law or Governmental Entity, or as required by the terms of any existing contract that is in effect as of the date of this Agreement:

(a)	the business of the Trust and its subsidiaries shall be conducted only, and the Trust and its subsidiaries shall not take any action except, in the Ordinary Course of Business, and the Trust shall, and shall cause its subsidiaries and its and their representatives to, use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, liquidity, assets, properties, employees, goodwill and business relationships;

(b)	the Trust shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles of incorporation, memorandum of association, articles of association or other comparable formation or organizational documents; (ii) adjust, split, combine or reclassify its units or declare, set aside or pay any dividend on or make any distribution (except for regular monthly distributions declared in the Ordinary Course of Business and not exceeding $0.1092 per Trust Unit) or payment or return of capital in respect of the Trust Units or in respect of the equity interests of any subsidiary of the Trust that is not directly or indirectly wholly owned by the Trust (in each case, whether in cash or property); (iii) issue, grant, sell or cause or, permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on any units of the Trust or its subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, units of the Trust or any of its subsidiaries, other than (A) the issuance of Trust Units issuable pursuant to the terms of the outstanding Class B LP Units, and (B) transactions between two or more of the Trust’s wholly-owned subsidiaries or between the Trust and its wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible into or exchangeable or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in (A) accordance with the terms of the outstanding Class B LP Units, and (B) transactions between two or more of the Trust’s wholly-owned subsidiaries or between the Trust and its wholly-owned subsidiary; (v) amend or modify the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Trust or any of its subsidiaries; or (vii) authorize or propose any of the foregoing, or enter into, modify or terminate any contract with respect to any of the foregoing;

(c)	the Trust shall not, and shall not permit any of its subsidiaries to, directly or indirectly other than in the Ordinary Course of Business: (i) sell, pledge, lease, license, dispose of or cause or permit any material Liens to be created on any material assets (including the shares of any subsidiary) of the Trust or of any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other person; (iii) incur any material indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) voluntarily repay any material indebtedness other than debts owing to trade creditors that are repaid in the ordinary course of business; (v) make or commit to make any material capital expenditures; (vi) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or would reasonably be expected to result in the condition set out in Section 5.2(b) not being satisfied; (vii) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities that were incurred in the ordinary course of business and are reflected or reserved against in the Trust’s most recent financial statements; (viii) waive, release, grant or transfer any rights of material value; (ix) enter into a new line of business; or (x) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing;

(d)	the Trust shall not, and shall not permit any of its subsidiaries to, directly or indirectly, other than in the Ordinary Course of Business: (i) enter into any contract with respect to the purchase, sale, disposition or development of any asset or property outside the ordinary course of business or that would impose payment or other obligations on the Trust or any of its subsidiaries; (ii) enter into any contract or series of contracts resulting in a new contract or series of related new contracts that would result in any contract having a term in excess of 12 months and that would not be terminable by the Trust or its subsidiaries upon notice of 60 days or less from the date of the relevant contract; (iii) enter into any contract that would limit or otherwise restrict the Trust or any of its subsidiaries or any of their successors, or that would, after the Closing Time, limit or otherwise restrict BPY or any of its respective affiliates or any of its successors, from engaging or competing in any line of business or in any geographic area; or (iv) waive, release or amend, in any material respect any contract of the type described in clause (ii) above;

(e)	other than in the Ordinary Course of Business and other than as is necessary to comply with applicable Laws, or existing employee benefit plans or contracts, or, in the case of employees, off-cycle adjustments granted in the Ordinary Course of Business or pursuant to arrangements that, prior to the date of this Agreement, have been disclosed to BPY and approved by the compensation committee of the Board of Trustees, neither the Trust nor any of its subsidiaries, in respect of any of their respective employees, shall (i) grant to any senior employee, officer, director or trustee of the Trust or of any of its subsidiaries an increase in compensation in any form; (ii) grant any general salary increase or increase to benefits; (iii) take any action with respect to the grant of any severance or termination pay; (iv) enter into any employment, bonus, change of control, severance, deferred compensation or other similar agreement or amend any such existing agreement, with any employee, officer, director or trustee of the Trust or any of its subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any employee benefit plan or other similar plan, agreement, trust, fund or arrangement or take any action to accelerate any rights or benefits or fund or secure the payment of compensation or benefits under any employee benefit plan, or make any person a beneficiary of any retention or severance plan which would entitle such person to payments, vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement and/or termination of employment, provided that the Board of Trustees shall terminate the DTU Plan effective immediately prior to the Closing Time and take all action permitted under the DTU Plan necessary to settle all outstanding DTUs in cash on the Closing Date;

(f)	other than in the Ordinary Course of Business, it shall not, and shall not permit any of its subsidiaries to, make any loans, advances or capital contributions to, or investments in, or guarantees (other than performance guarantees on behalf of wholly-owned subsidiaries) to, any other person other than to wholly-owned subsidiaries, or make any loans to any officer, director, trustee or employee of the Trust or any of its subsidiaries; and

(g)	it shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise:

(i)	any material Legal Action or any material claim or material liability; or

(ii)	any Legal Action that is brought by any current, former or purported holder of any securities of the Trust in its capacity as such and that:

(A)	requires any payment to such security holder by the Trust or any subsidiary; or

(B)	adversely affects in any material respect the ability of the Trust and the subsidiaries to conduct their business in a manner consistent with past practice.

4.4	Trustees

Subject to confirmation that insurance coverage is maintained as contemplated by Section 4.5 and delivery by BPY of releases from all claims and potential claims in respect of the period prior to the Closing Time in favour of the trustees, the Trust shall obtain and deliver to BPY at the Closing Time evidence reasonably satisfactory to BPY of the resignations effective immediately prior to the Closing Time of all of the trustees of the Trust designated by BPY to the Trust in writing at least five Business Days prior to the Closing Date.

4.5	Insurance

(a)	From and after the Closing Time, BPY shall cause the Trust and its subsidiaries to indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former trustee, director and officer of the Trust and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable legal fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a trustee, director, officer or employee of the Trust and/or any of its subsidiaries or services performed by such persons at the request of the Trust and/or any of its subsidiaries at or prior to or following the Closing Time, whether asserted or claimed prior to, at or after the Closing Time, including the approval or completion of this Agreement, the Transaction or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither BPY nor the Trust shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, inquiry, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a trustee, director, officer or employee of the Trust and/or any of its subsidiaries or services performed by such persons at the request of the Trust and/or any of its subsidiaries at or prior to or following the Closing Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person, except in respect of a settlement where there is no admission of liability in respect of an Indemnified Person

(b)	BPY hereby covenants and agrees that any trustees’, directors’ and officers’ insurance now existing in favour of the trustees, directors and officers of the Trust and each of its subsidiaries shall survive the completion of the Transaction (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Closing Date and BPY hereby undertakes to ensure that this covenant shall remain binding upon its and the Trust’s successors and assigns, provided that BPY hereby will not be required to pay an annual premium in excess of 300% of the current annual premium payable in respect of the current trustees’, directors’ and officers’ insurance under which the trustees, directors and officers of the Trust and each of its subsidiaries have coverage.

(c)	The rights of the Indemnified Persons under this Section 4.5 shall be in addition to any rights such Indemnified Persons may have under the Declaration of Trust or other constating documents of the Trust or any of its subsidiaries or any resolutions of the Board of Trustees, or under any applicable Law or under any agreement of any Indemnified Person with the Trustees or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the Declaration of Trust or other constating documents of the Trust or any subsidiary of the Trust or any resolutions of the Board of Trustees or any agreement between such Indemnified Person and the Trust or any of its subsidiaries shall survive the Closing Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(d)	The provisions of this Section 4.5 are intended to be for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives, and, for such purpose, the Trust hereby confirms that it is acting as agent and trustee on their behalf.

(e)	BPY agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former trustees, directors and officers of the Trust and its subsidiaries (including in the current Declaration of Trust, the articles or by-laws (or equivalent) of each of the Trust’s subsidiaries, or in any agreement) which shall survive the completion of the Transaction and shall continue in full force and effect.

(f)	This Section 4.5 shall survive the consummation of the Transaction and is intended to be for the benefit of, and shall be enforceable by, each Indemnified Person and his or her heirs, executors, administrators and personal representatives and shall be binding on the Trust and its successors and assigns, and, for such purpose, the Trust hereby confirms that it is acting as agent and trustee on behalf of the Indemnified Person.

4.6	Public Notices

All public notices to third parties and all other publicity concerning the Transaction shall be jointly planned and coordinated by the parties and no party shall act unilaterally in this regard without the prior written approval of the other parties, such approval not to be unreasonably withheld or delayed, except to the extent that the party making such notice is required to do so by applicable Laws in circumstances where prior consultation with the other parties is not practicable, provided concurrent notice to the other parties is provided.

Article 5

CONDITIONS

5.1	Mutual Conditions of BPY and the Trust

The obligations of BPY and the Trust to complete the Transaction are subject to satisfaction or waiver by BPY and the Trust on or before the Closing Date of each of the following conditions, which are for the mutual benefit of each of BPY and the Trust and which may only be waived, in whole or in part, by the mutual consent of each of BPY and the Trust:

(a)	the Transaction Resolution shall have received the Required Vote at the Unitholders’ Meeting;

(b)	the Competition Act Clearance shall have been obtained;

(c)	there shall not be in force any order or decree of a court or other tribunal of competent jurisdiction restraining or enjoining the consummation of the Transaction; and

(d)	all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the Transaction shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to BPY or the Trust, each acting reasonably.

5.2	Additional Conditions Precedent to the Obligations of BPY

The obligation of BPY to complete the Transaction shall be subject to the satisfaction or waiver by BPY, on or before the Closing Date, of each of the following conditions, which are for the exclusive benefit of BPY and which may only be waived, in whole or in part, by BPY:

(a)	all covenants of the Trust under this Agreement to be performed on or before the Closing Date shall have been duly performed by the Trust in all material respects and the Trust shall have provided BPY with a certificate, addressed to BPY and dated as of the Closing Date, signed on behalf of the Trust by two of its officers or trustees certifying such performance as of the Closing Date;

(b)	disregarding any Material Adverse Effect or materiality qualifiers contained therein:

(i)	the Non-Core Representations shall be true and correct in all respects as of the Closing Time with the same force and effect as if made on and as of the Closing Date (except (A) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (B) as affected by this Agreement), except to the extent that any inaccuracy in any of the Non-Core Representations individually or in the aggregate would not have a Material Adverse Effect; and

(ii)	the Core Representations shall be true and correct in all respects (subject to de minimus exceptions) as of the Closing Time with the same force and effect as if made on the Closing Date (except (A) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (B) as affected by this Agreement), and the Trust shall have provided BPY with a certificate, addressed to BPY and dated as of the Closing Date, signed on behalf of the Trust by two of its officers or trustees certifying such accuracy as of the Closing Date;

(c)	between the date hereof up to and including the Closing Date, there shall not have occurred any Material Adverse Effect; and

(d)	the holders of not more than 5% of the outstanding Trust Units (assuming the exchange of all outstanding Class B LP Units into Trust Units in accordance with their terms) shall have exercised dissent rights with respect to the Transaction as provided for in the proposed amendments to the Declaration of Trust contained in the Transaction Resolution.

5.3	Additional Conditions Precedent to the Obligations of the Trust

The obligation of the Trust to complete the Transaction shall be subject to the satisfaction or waiver by the Trust on or before the Closing Date of each of the following conditions, which are for the exclusive benefit of the Trust and which may only be waived, in whole or in part, by the Trust:

(a)	all covenants of BPY under this Agreement to be performed on or before the Closing Date shall have been duly performed by BPY in all material respects, and BPY shall have provided the Trust with a certificate, addressed to the Trust and dated as of the Closing Date, signed on behalf of BPY by two of its officers or directors certifying such performance as of the Closing Date; and

(b)	the representations and warranties of BPY set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects and all other representations and warranties of BPY set forth in this Agreement shall be true and correct in all material respects, in each case as of the Closing Time, with the same force and effect as if made on and as of the Closing Date (except (A) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (B) as affected by this Agreement), and BPY shall have provided the Trust with a certificate, addressed to the Trust and dated as of the Closing Date, signed on behalf of BPY by two of its officers or directors certifying such accuracy as of the Closing Date.

5.4	Merger of Conditions

The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released upon the completion of the Transaction.

Article 6

TERMINATION

6.1	Term

This Agreement shall be effective from and after the date hereof until the earlier of the Closing Time and the termination of this Agreement in accordance with its terms.

6.2	Termination

This Agreement may be terminated by:

(a)	mutual written agreement of the parties hereto;

(b)	any party at any time prior to the Closing Time if:

(i)	the Closing Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 6.2(b)(i) shall not be available to any party if the failure of the Closing Time to occur by such date is the result of the material breach of, or failure to fulfill, any of such party’s obligations under this Agreement;

(ii)	the Required Vote is not obtained at the Unitholders’ Meeting (or any adjournment or postponement thereof); or

(iii)	after the date hereof, there shall be enacted or made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Transaction illegal or that prohibits or otherwise restrains the Trust and BPY from consummating the Transaction;

(c)	BPY at any time prior to the Closing Time if:

(i)	the Unconflicted Board of Trustees or the Special Committee shall have:

(A)	withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to BPY, its approval of the Transaction or its recommendation that the Trust Unitholders vote in favour of the Transaction Resolution; or

(B)	failed to reaffirm its approval of the Transaction or its recommendation that the Trust Unitholders vote in favour of the Transaction Resolution within five Business Days of being requested to do so by BPY;

(ii)	subject to Section 6.3, and provided that BPY is not then in material breach of its obligations under this Agreement:

(A)	any representation or warranty of the Trust under this Agreement is untrue or incorrect, or shall have become untrue or incorrect, in either case such that the condition contained in Section 5.2(b) would be incapable of satisfaction;

(B)	the Trust is in default of a covenant or obligation hereunder such that the condition contained in Section 5.2(a) would be incapable of satisfaction;

(d)	the Trust at any time prior to the Closing Time if, subject to Section 6.3, and provided that the Trust is not then in material breach of its obligations under this Agreement:

(i)	any representation or warranty of BPY under this Agreement is untrue or incorrect, or shall have become untrue or incorrect, in either case such that the condition contained in Section 5.3(b) would be incapable of satisfaction; or

(ii)	BPY is in default of a covenant or obligation hereunder such that the condition contained in Section 5.3(a) would be incapable of satisfaction.

6.3	Notice and Cure Provisions

(a)	BPY and the Trust shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Closing Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(i)	cause any of the representations or warranties of such party contained herein to be untrue or inaccurate on the date hereof or at the Closing Time in either case such that the condition contained in Section 5.2(b) or Section 5.3(b), as applicable, would be incapable of satisfaction; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party hereunder prior to the Closing Time.

(b)	BPY may not exercise its right to terminate this Agreement pursuant to Section 6.2(c)(ii) and the Trust may not exercise its right to terminate this Agreement pursuant to Section 6.2(d) unless the party seeking to terminate the Agreement shall have delivered a written notice to the other party or parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a party is proceeding diligently to cure such matter and such matter is capable of being cured, no party may exercise such termination right, until the earlier of:

(i)	the Outside Date, and

(ii)	the date that is 10 Business Days following receipt of such notice by the party to whom the notice was delivered, if such matter has not been cured by such date.

If such notice has been delivered prior to the date of the Unitholders’ Meeting, such meeting shall, unless the parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). If such notice has been delivered prior to the Closing Date, the Closing Date shall be postponed until two Business Days after the expiry of such period. Notwithstanding the foregoing, failure to give notice pursuant to this Section 6.3 shall not in any event be considered in determining whether Section 6.2(c)(ii) or 6.2(d) has been satisfied.

6.4	Effect of Termination

If this Agreement is terminated in accordance with Section 6.2, this Agreement shall forthwith become void and of no further force or effect and no party shall have any further obligations or liability hereunder except the provisions of Sections 2.3(b), 2.3(d), 4.5, 4.6, 7.2, 7.4, 7.5, 7.9, 7.10, 7.11, 7.12, 7.13 and this Section 6.4 shall remain in full force and effect and shall survive any such termination and as otherwise expressly contemplated hereby. Nothing in this Section 6.4 shall relieve any party of liability for any breach of this Agreement prior to its termination.

Article 7

GENERAL

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Unitholders’ Meeting, be amended by mutual written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders except as required by applicable Laws.

7.2	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to the other party shall be in writing and may be given by delivering same or sending same by e-mail or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, and if not, the next succeeding Business Day) and if sent by e-mail be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for notice of each of the parties hereto shall be as follows:

(a)	if to BPY:

Brookfield Property Partners L.P.
250 Vesey Street, 15th Floor

New York, New York 10281

Attention: Murray Goldfarb
E-mail: murray.goldfarb@brookfield.com

with a copy to (which shall not constitute notice):

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036

Attention: Karrin Powys-Lybbe and Mile Kurta
E-mail: kpowys-lybbe@torys.com/mkurta@torys.com

(b)	if to the Trust:

Brookfield Canada Office Properties
Brookfield Place, Suite 330

181 Bay Street

Toronto, ON M5J 2T3

Attention: Michelle Campbell
E-mail: michelle.campbell@brookfield.com

with a copy to (which shall not constitute notice):

Torys LLP
1114 Avenue of the Americas, 23rd Floor
New York, New York 10036

Attention: Karrin Powys-Lybbe and Mile Kurta
E-mail: kpowys-lybbe@torys.com/mkurta@torys.com

- and -

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Lawrence Chernin and Mark Spiro
E-mail: lchernin@goodmans.ca/mspiro@goodmans.ca

- and -

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue NW
Washington, DC 20005

Attention: Jeremy London and Ryan J. Dzierniejko
E-mail: Jeremy.London@skadden.com/ryan.dzierniejko@skadden.com

7.3	Time of the Essence

Time shall be of the essence in this Agreement.

7.4	No Third Party Beneficiaries

Except as provided in Sections 2.3(d), 4.4, 4.5 and 7.7, and except for the rights of the Public Unitholders to receive the Redemption Price for their Trust Units following the Closing Time, which rights are hereby acknowledged and agreed by BPY, this Agreement is not intended to confer any rights or remedies upon any person other than the parties to this Agreement. BPY appoints the Trust as the trustee for the trustees and officers of the Trust of the covenants of BPY with respect to those individuals as specified in Sections 2.3(d), 4.4, 4.5 and 7.7 of this Agreement and the Trust accepts such appointment.

7.5	Expenses

Except as otherwise specifically provided in this Agreement, each party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement, as well as any other costs and expenses, except that BPY shall reimburse the Trust for: (a) the fees, costs and expenses incurred by the Trust in connection with obtaining the Valuation provided by the Financial Advisor; (b) the fees, costs and expenses incurred by the Trust in connection with the solicitation of proxies; and (c) all fees, costs and expenses (including legal, accounting and other professional advisors) incurred by the Trust if the Trust shall have terminated this Agreement pursuant to Section 6.2(d)(i) or Section 6.2(d)(ii) or either party shall have terminated this Agreement pursuant to Section 6.2(b)(ii). The parties agree that this Section 7.5 shall survive the termination of this Agreement.

7.6	Limited Liability of Limited Partners

The Trust acknowledges that BPY is a limited partnership, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the partnership and such limited partner’s pro rata share of any undistributed income.

7.7	Limited Liability of Trustees

BPY acknowledges that this Agreement shall be conclusively taken to have been executed by, or by an officer of the Trust on behalf of, the trustees of the Trust only in their capacity as trustees under the Declaration of Trust. BPY hereby disclaims any liability upon and waives any claim against Trust Unitholders and any annuitants or beneficiaries of a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit sharing plan or under plans of which Trust Unitholders act as trustee or carrier and the obligations created hereunder are not personally binding upon, nor shall resort be had to, nor shall recourse or satisfaction be sought from, the private property of any trustee of the Trust or any Trust Unitholders or such annuitant or beneficiary. BPY expressly agrees that recourse under this Agreement shall be limited to the property, assets, rights and interests held by or on behalf of the Trust. It is agreed that the benefit of this provision is restricted to the trustees and officers of the Trust, each Trust Unitholder and such annuitants or beneficiaries and, solely for that purpose, the Trust has entered into this provision as agent and trustee for and on behalf of the trustees of the Trust, each Trust Unitholder and each such annuitant or beneficiary.

7.8	Injunctive Relief

The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

7.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.10	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

7.11	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

7.12	Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

7.13	Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other parties hereto.

7.14	Counterparts and Telecopies

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by e-mail or facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Agreement to the other parties hereto.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BROOKFIELD PROPERTY PARTNERS L.P. by its general partner BROOKFIELD PROPERTY PARTNERS LIMITED

By:	“Jane Sheere”
Name: Jane Sheere
Title: Secretary

BROOKFIELD CANADA OFFICE PROPERTIES

By:	“Paul D. McFarlane”
Name: Paul D. McFarlane
Title: Trustee – Chairman Special Committee

Schedule A – Transaction Resolution

BE IT RESOLVED THAT:

1.                  The redemption by Brookfield Canada Office Properties (the “Trust”) of all of the issued and outstanding units (other than special voting units) of the Trust not already owned by Brookfield Property Partners L.P. (“BPY”) and its subsidiaries, substantially in accordance with the redemption agreement (the “Redemption Agreement”) made as of April 20, 2017 between BPY and the Trust (the “Transaction”) and as more particularly described and set forth in the management information circular dated ■, 2017 of the Trust accompanying the notice of this meeting is hereby authorized and approved.

2.                  The amended and restated declaration of trust dated as of February 24, 2012 (the “Declaration of Trust”) is hereby amended effective as of the Closing Date (as defined in the Redemption Agreement) as follows:

Section 1.1. Definitions shall be amended to include the following:

“Redemption” means the redemption on the Redemption Date of all outstanding Trust Units, excluding the Trust Units owned by Brookfield Property Partners L.P. and its subsidiaries, in consideration for the payment of the Redemption Price for each Trust Unit so redeemed;

“Redemption Agreement” means the redemption agreement dated April 20, 2017 between Brookfield Property Partners L.P. and the Trust, as may be amended from time to time in accordance with its terms;

“Redemption Date” means the Closing Date (as such term is defined in the Redemption Agreement);

“Redemption Price” means $32.50 in cash per Trust Unit being redeemed pursuant to the Redemption;

“Redemption Unitholder” means a Unitholder whose Trust Units are being redeemed pursuant to the Redemption; and

“Transaction” has the meaning set out in the Redemption Agreement.

The definition of “Distribution Record Date” shall be amended by adding “or, in respect of a taxation year of the Trust that does not end on December 31, a period ending on a date as may be determined by the trustees” after “Distribution Period”.

Section 5.3 Other Distributions shall be amended by replacing “in any year” with “in any taxation year of the Trust”.

Section 3.9.1 Redemption of Units shall be added and read as follows:

(a) The Trust shall complete the Redemption by paying the Redemption Price to each Redemption Unitholder, without any further act or formality, on the Redemption Date.

(b) The Trust shall cause to be delivered to the registered Redemption Unitholders a cheque or a wire transfer representing the aggregate Redemption Price required to be paid to each such Redemption Unitholder pursuant to Section 3.9.1(a). Payments made by the Trust or its agents of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Redemption Unitholder or upon transmission of said wire transfer, as applicable unless such cheque or wire transfer is dishonoured upon presentment or transmission, as applicable. Upon such payment, the Trust shall be discharged from all liability to the former Redemption Unitholders, including in respect of the Trust Units so redeemed. Under no circumstances will interest be paid to any Redemption Unitholder on any payment to be made hereunder, regardless of any delay in making such payment.

(c) The Trust and its agents shall be entitled to deduct or withhold from any amount payable to any Redemption Unitholder as a consequence of the Redemption, such amounts as the Trust or any agent is required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Redemption Unitholder in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

(d) The Trust shall not distribute, allocate or otherwise designate or pay or make payable, any of the Trust Income or Net Realized Capital Gains of the Trust to a Redemption Unitholder in connection with the Redemption of a Redemption Unitholder’s Trust Units.

(e) All Trust Units that are redeemed on the Redemption Date shall be cancelled on the Redemption Date and such Trust Units shall no longer be outstanding and shall not be reissued and the holders thereof shall no longer be considered Unitholders of the Trust or entitled to any rights as Unitholders including any right to receive distributions or other amounts from the Trust, but shall only be entitled to receive the Redemption Price.

Section 12.15 Dissent Rights shall be added and read as follows:

(a)    If the Trust resolves to approve the Redemption, a Redemption Unitholder may dissent.

(b)   In addition to any other right the Redemption Unitholder may have, a Redemption Unitholder who complies with this Section 12.15 is entitled, after the Redemption is completed, to be paid by the Trust the fair value of the Trust Units held by the Redemption Unitholder, determined as of the close of business on the day before the resolution was adopted.

(c)    A dissenting Redemption Unitholder may only claim under this Section 12.15 with respect to all of the Trust Units held by the Redemption Unitholder and registered in the name of the dissenting Redemption Unitholder at the record date set by the Trust in respect of any meeting of Unitholders at which the Redemption is to be voted on.

(d)   A dissenting Redemption Unitholder shall send to the Trust, at least two days prior to any meeting of Unitholders at which the Redemption is to be voted on, a written objection to the resolution, unless the Trust did not give notice to the Redemption Unitholder of the purpose of the meeting and of the Redemption Unitholder’s right to dissent.

(e)    The Trust shall, within ten days after the Unitholders adopt the resolution, send to each Redemption Unitholder who has filed the objection referred to in Subsection 12.15(d) notice that the resolution has been adopted, but such notice is not required to be sent to any Redemption Unitholder who voted for or abstained from voting for the resolution or who has withdrawn its objection (and, for greater certainty, a Redemption Unitholder who voted for or abstained from voting for the resolution or who has withdrawn its objection will not be considered a dissenting Redemption Unitholder).

(f)    A dissenting Redemption Unitholder entitled to receive notice under Subsection 12.15(e) shall, within twenty days after receiving such notice, or, if the dissenting Redemption Unitholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the Trust a written notice containing:

(i)	the dissenting Redemption Unitholder’s name and address;

(ii)	the number of Trust Units in respect of which the dissenting Redemption Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Trust Units.

(g)   Not later than the thirtieth day after the sending of a notice under Subsection 12.15(f), a dissenting Redemption Unitholder shall send the certificates representing the Trust Units held by the Redemption Unitholder to the Trust or its transfer agent.

(h)   A dissenting Redemption Unitholder who fails to comply with Subsection 12.15(g) has no right to make a claim under this Section 12.15.

(i)     The Trust or its transfer agent shall endorse on any certificate received under Subsection 12.15(g) a notice that the holder is a dissenting Redemption Unitholder under this Section 12.15 and shall return forthwith the certificates to the dissenting Redemption Unitholder.

(j)     On sending a notice under Subsection 12.15(f), a dissenting Redemption Unitholder ceases to have any rights as a Redemption Unitholder other than the right to be paid the fair value of the Trust Units as determined under this Section 12.15 except where:

(i)	the dissenting Redemption Unitholder withdraws the notice before the Trust makes an offer under Subsection 12.15(k);

(ii)	the Trust fails to make an offer in accordance with Subsection 12.15(k) and the dissenting Redemption Unitholder withdraws the notice; or

(iii)	the Trustees revoke the resolution which gave rise to the dissent rights under this Section 12.15, and to the extent applicable, terminate the Redemption Agreement or abandon the Redemption,

in which case the dissenting Redemption Unitholder’s rights are reinstated as of the date the dissenting Redemption Unitholder sent the notice referred to in Subsection 12.15(f).

(k)   The Trust shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the Trust received the notice referred to in Subsection 12.15(f), send to each dissenting Redemption Unitholder who has sent such notice a written offer to pay for the dissenting Redemption Unitholder’s Trust Units in an amount considered by the Trustees to be the fair value, accompanied by a statement showing how the fair value was determined.

(l)     Every offer made under Subsection 12.15(k) for Trust Units shall be on the same terms.

(m) The Trust shall pay for the Trust Units of a dissenting Redemption Unitholder within 10 days after an offer made under Subsection 12.15(k) has been accepted, but any such offer lapses if the Trust does not receive an acceptance thereof within 30 days after the offer has been made.

(n)   Where the Trust fails to make an offer under Subsection 12.15(k), or if a dissenting Redemption Unitholder fails to accept an offer, the Trust may, within 50 days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Trust Units of any dissenting Redemption Unitholder.

(o)   If the Trust fails to apply to a court under Subsection 12.15(n), a dissenting Redemption Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

(p)   The court where an application under Subsections 12.15(n) or 12.15(o) may be made is a court having jurisdiction in the place where the Trust has its registered office.

(q)   A dissenting Redemption Unitholder is not required to give security for costs in an application made under Subsections 12.15(n) or 12.15(o).

(r)     On an application under Subsections 12.15(n) or 12.15(o):

(i)	all dissenting Redemption Unitholders whose Trust Units have not been purchased by the Trust shall be joined as parties and bound by the decision of the court; and

(ii)	the Trust shall notify each affected dissenting Redemption Unitholder of the date, place and consequences of the application and of the dissenting Redemption Unitholder’s right to appear and be heard in person or by counsel.

(s)    On an application to a court under Subsections 12.15(n) or 12.15(o), the court may determine whether any other person is a dissenting Redemption Unitholder who should be joined as a party, and the court shall then fix a fair value for the Trust Units of all dissenting Redemption Unitholders.

(t)     A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Trust Units of the dissenting Redemption Unitholders.

(u)   The final order of a court in the proceedings commenced by an application under Subsections 12.15(n) or 12.15(o) shall be rendered against the Trust in favour of each dissenting Redemption Unitholder and for the amount of the Trust Units as fixed by the court.

(v)   If Subsection 12.15(x) applies, the Trust shall, within ten days after the pronouncement of an order under Subsection 12.15(u), notify each dissenting Redemption Unitholder that it is unable lawfully to pay dissenting Redemption Unitholders for their Trust Units.

(w) If Subsection 12.15(x) applies, a dissenting Redemption Unitholder, by written notice delivered to the Trust within thirty days after receiving a notice under Subsection 12.15(v), may

(i)	withdraw their notice of dissent, in which case the Trust is deemed to consent to the withdrawal and the Unitholder is reinstated to their full rights as a Unitholder; or

(ii)	retain a status as a claimant against the Trust, to be paid as soon as the Trust is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Trust but in priority to its Unitholders.

(x)   The Trust shall not make a payment to a dissenting Redemption Unitholder under this section if there are reasonable grounds for believing that

(i)	the Trust is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Trust’s assets would thereby be less than the aggregate of its liabilities.

(y)   The provisions of Section 5.7 shall apply mutatis mutandis to any payment to a Redemption Unitholder under this Section 12.15.

3.                  The (i) Redemption Agreement and related transactions, (ii) actions of the trustees of the Trust in approving the Redemption Agreement, and (iii) actions of the trustees and officers of the Trust in executing and delivering the Redemption Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.                  Notwithstanding that this resolution has been passed by the unitholders of the Trust, the trustees of the Trust are hereby authorized and empowered to, without notice to or approval of the unitholders of the Trust, (i) amend, modify or supplement the Redemption Agreement to the extent permitted by the Redemption Agreement and (ii) subject to the terms of the Redemption Agreement, not to proceed with the Transaction, the amendments to the Declaration of Trust and related transactions.

5.                  Any officer or trustee of the Trust is hereby authorized and directed for and on behalf of the Trust to execute or cause to be executed, under seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.